[redacted]

UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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08028819

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 29 2008
Washington, DC

SEC FILE NUMBER
8- 23689

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Northern Trust Securities. Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 South LaSalle Street
(No. and Street)

Chicago (City) Illinois (State) 60675 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Donna Gingras (312) 444-7283
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

303 East Wacker Drive (Address) Chicago (City) Illinois (State) 60601 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Lloyd Wennlund, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Northern Trust Securities, Inc., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Lloyd A. Wennlund
Signature

President
Title

T. L. Pawlak
Notary Public

OFFICIAL SEAL
TRACY L. PAWLAK
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 8-19-2008

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

NORTHERN TRUST SECURITIES, INC.
(A Wholly Owned Subsidiary of Northern Trust Corporation)

Statement of Financial Condition

December 31, 2007

(With Independent Auditors' Report Thereon)

KPMG

KPMG LLP
303 East Wacker Drive
Chicago, IL 60601-5212

Independent Auditors' Report

The Board of Directors
Northern Trust Securities, Inc.:

We have audited the accompanying statement of financial condition of Northern Trust Securities, Inc. (the Company), a wholly owned subsidiary of Northern Trust Corporation, as of December 31, 2007. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of Northern Trust Securities, Inc. as of December 31, 2007, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

Chicago, Illinois
February 27, 2008

NORTHERN TRUST SECURITIES, INC.
(A Wholly Owned Subsidiary of Northern Trust Corporation)

Statement of Financial Condition

December 31, 2007

Assets

Cash	$	729,149
Cash segregated under federal and other regulations		3,000,000
Trading securities owned, at fair value		3,065,625
Receivable from clearing broker		12,809,482
Other receivables		5,208,933
Furniture and fixtures, at cost, net of accumulated depreciation of $235,980		49,884
Deferred tax asset, net		211,793
Other assets		580,071
Total assets	$	25,654,937

Liabilities and Stockholder's Equity

Securities sold, not yet purchased, at fair value	$	165,772
Taxes payable to parent		3,342,108
Payable to employees		3,500,180
Accounts payable and accrued expenses		2,259,367
Subordinated note payable to parent		5,000,000
Total liabilities		14,267,427
Stockholder's equity:		
Common stock, $0.01 par value. 20,000 shares authorized, 1,475 shares outstanding		15
Paid-in-capital		3,697,485
Retained earnings		7,690,010
Total stockholder's equity		11,387,510
Total liabilities and stockholder's equity	$	25,654,937

See accompanying notes to statement of financial condition.

NORTHERN TRUST SECURITIES, INC.
(A Wholly Owned Subsidiary of Northern Trust Corporation)

Notes to Statement of Financial Condition

December 31, 2007

(1) Organization and Nature of Business

Northern Trust Securities, Inc. (the Company) is registered as a broker-dealer with the Securities and Exchange Commission (the SEC) and the Financial Industry Regulatory Authority (FINRA). The Company is an introducing broker-dealer and clears all transactions on a fully disclosed basis through another broker-dealer. The Company promptly transmits all customer funds and securities to such clearing broker. Substantially all customers of the Company are also clients of affiliated entities. The Company also trades for its own account with the intent to sell securities to meet client demands.

The Company is a wholly owned subsidiary of Northern Trust Corporation (the Parent).

(2) Significant Accounting Policies

A summary of the significant accounting policies which have been followed in preparing the accompanying financial statements is set forth below:

(a) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(b) Furniture and Fixtures

Furniture and fixtures are stated at cost. Depreciation is computed on a straight-line basis over the estimated useful lives of the underlying assets, which range from three to ten years.

(c) Income Taxes

The Company follows an asset and liability approach to account for income taxes. The objective is to recognize the amount of taxes payable or refundable for the current year, and then to recognize deferred tax assets and liabilities resulting from temporary differences between the amounts reported in the financial statements and the tax bases of assets and liabilities. The measurement of tax assets and liabilities is based on enacted tax laws and applicable tax rates.

The Company files a consolidated income tax return with the Parent. Under a tax-sharing agreement with the Parent, income taxes are computed based on the current year's results at the statutory rate as if the Company filed separate federal and state income tax returns.

On January 1, 2007, the Company adopted Financial Accounting Standards Board (FASB) Interpretation No. 48, *Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109* (FIN 48). There was no impact on the Company's financial condition, as a result of adopting FIN 48.

(Continued)

(3) Transactions with Affiliates

The Company maintains its bank accounts and a line of credit with affiliates of the Parent. The line of credit available to the Company from these affiliates total $5,000,000, which is pursuant to a subordinated revolving credit note which matures on February 28, 2013. Borrowings under the line totaled $5,000,000 at December 31, 2007.

The Company's office facilities and certain administrative services are furnished by an affiliate. The Company paid the affiliate $6,369,809 for these services allocated to the Company in 2007.

The Company is allocated a share of these costs proportionately based on an established methodology for each type of expense. Management believes the allocation methods used are reasonable and appropriate in the circumstances; however, the Company's financial statements may not necessarily be indicative of the financial condition and results of operations that would have existed if the Company had been operated as an unaffiliated entity.

In addition to the overhead expenses, the Company is allocated its share of pension, other postretirement, and post employment benefit costs, and share based compensation, which are recorded in employee compensation and related expenses.

The Company is reimbursed by an affiliate for payments to sales staff for their sale of affiliate mutual funds. Employee compensation and related expenses for the year ended December 31, 2007 is net of $1,013,700 of reimbursement.

The Company reimburses the Parent for taxes paid on behalf of the Company in accordance with a tax sharing agreement. During 2007, the Company paid $6,087,871 to the Parent for income taxes.

(4) Trading Securities Owned and Securities Sold, But Not Yet Purchased

Trading securities owned and securities sold, but not yet purchased, at fair value, as of December 31, 2007 consist of the following:

		Trading securities owned	Securities sold, but not yet purchased
Corporate debt securities	$	797,424	62,861
U.S. Government, agency, and municipal obligations		2,268,201	102,911
Total	$	3,065,625	165,772

(5) Employee Benefits

The employees of the Company are covered by the Parent's noncontributory defined benefit pension plan (the Plan). The annual contribution rate is fixed by the Parent and provides for full funding of the Plan and the cost of administration of the Plan. The employees of the Company are pooled with the employees of

the Parent and affiliates for the purposes of the actuarial valuation. Therefore, the amount of accumulated pension benefits related specifically to the Company is not available.

Employees retiring under the provisions of the Plan may be eligible for postretirement health care coverage. The Company also provides for certain benefits after employment but before retirement. These benefits may be subject to deductibles, co-payment provisions, and other limitations, and the provisions may be changed at the discretion of the Parent. Furthermore, the Parent reserves the right to terminate these benefits at any time. The employees of the Company are pooled with employees of the Parent and affiliates for purposes of actuarial valuation with regard to postretirement benefits other than pensions and postemployment benefits. Therefore, the amount of the benefit obligation related specifically to the Company is not available. The total cost to the Company of these postretirement benefits is included with other allocations from the Parent and recorded in employee compensation and related expenses.

(6) Net Capital Requirements

The Company is a broker-dealer subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain minimum "net capital." The Company has elected to compute its net capital under the alternative method permitted by the rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined, and any additional capital requirements for resale agreements. At December 31, 2007, the Company had net capital of $14,259,226, which was $14,009,226 in excess of required net capital.

(7) Furniture and Fixtures

A summary of furniture and fixtures is presented below.

		Original cost	Accumulated depreciation	Net book value
Office equipment	$	221,427	186,289	35,138
Computer equipment		64,437	49,691	14,746
Total furniture and fixtures	$	285,864	235,980	49,884

(8) Income Taxes

Deferred taxes result from temporary differences between the amounts reported in the Statement of financial condition and the tax bases of assets and liabilities. Deferred compensation and the reserve for credit losses are the most significant temporary differences. Net deferred tax assets were $211,793 at December 31, 2007. No valuation allowance related to deferred tax assets has been recorded at December 31, 2007 as management believes it is more likely than not that the deferred tax assets will be fully realized.

(Continued)

There were no unrecognized tax benefits included within the statement of financial condition at both January 1, 2007 and December 31, 2007 and no changes in unrecognized tax benefits for the year ended December 31, 2007. As of January 1, 2007 and December 31, 2007, the Company had no accrued interest or penalties related to unrecognized tax benefits. The Company is no longer subject to income tax examinations by U.S. federal, state, or local tax authorities for years before 1997.

(9) Fair Value of Financial Instruments

The financial instruments of the Company are reported in the statement of financial condition at market or fair values, or at carrying amounts that approximate fair values because of the short-term nature of the instruments.

(10) Off-balance Sheet Risk and Concentration of Credit

Customer transactions generally settle three business days after the trade date. If a customer does not complete the purchase or sale transaction, subsequent market fluctuation may require the Company to sell or purchase securities at prices that may differ from the original trade price. As an introducing broker with customers throughout the United States, but primarily in the Midwest, the Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer cash and margin accounts introduced by the Company. To minimize its risk related to the indemnification agreement, the Company adjusts the amount of the margin required commensurate with the level of risk associated with the customers' underlying positions. If necessary, the Company may liquidate certain positions in order to satisfy minimum margin requirements. Management believes that the margin deposits held at December 31, 2007 are adequate to mitigate the risk of material loss. For the year ended December 31, 2007, no indemnity payments were made to the broker-dealer.

In the normal course of its business, the Company enters into long- and short-security positions. The risk of potential loss due to changes in the market may exceed the amounts recorded for such short security transactions.

The securities owned by the Company are primarily in U.S. Treasury, municipal, and government sponsored agency obligations. The largest position of any single issuer, at December 31, 2007, was a municipal obligation which amounted to $465,609.

(11) Legal Proceedings

The Company is a defendant in legal proceedings incidental to its securities business. Management of the Company, after consultation with legal counsel, believes the resolution of these various matters will not result in any material adverse effect on the financial position or results of operations of the Company.

(12) Cash and Securities Segregated under Federal and Other Regulations

Cash of $3,000,000 has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the SEC.

(13) Focus Report

As there were no material differences between the Company's Focus Report and 2007 audited financials, no reconciliation is hereby provided.